January 25, 2011

VIA OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, DC 20549-1561

Attention: Ms. Kathleen Collins

Re:	Accelrys, Inc.
Annual Report on Form 10-K for the fiscal year ended March 31, 2010
Current Report on Form 8-K filed July 2, 2010
File No. 0-27188

Dear Ms. Collins:

This letter is being filed in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated January 11, 2011 (the “January 2011 Letter”), addressed to Michael Piraino, Executive Vice President and Chief Financial Officer of Accelrys, Inc. (“we”, “our”, or the “Company”). The Staff issued the comment letter in connection with the filing of our: (i) Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”); and (ii) Current Report on Form 8-K filed with the Commission on July 2, 2010 (the “Form 8-K”).

The numbering of the paragraph below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Form 8-K filed July 2, 2010

1.	We note your response to prior comment 5 where you indicate that because the company was not required to file financial statements of Symyx with the Form 8-K, you made the determination that pro forma financial statements were also not required to be filed in the Form 8-K. While the financial statements of Symyx, which were included in your Form S-4 were substantially the same as those that would be required pursuant to Item 9.01(a) of Form 8-K, the pro forma financial statements included in the Form S-4 filing were not. Accordingly, please amend the Form 8-K to include the pro forma financial information required by Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X.

The Company respectfully submits that, based on Rule 11-01(c) of Regulation S-X (“Rule 11-01(c)”), it is not required to present the pro forma effects of the business combination with Symyx under Item 9.01(b) of the Form 8-K.

Rule 11-01(c) provides that “the pro forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing.” As outlined in our prior response on December 14, 2010, the Company believes that it was not required to include any separate financial statements of Symyx in the Form 8-K. In the January 2011 Letter and in a series of telephone conferences with representatives of the Company on January 19, 2011 (the “Teleconferences”), members of the Staff confirmed that this belief was correct and that separate financial statements of Symyx were not required to be included in the Form 8-K. Accordingly, based on the express wording of Rule 11-01(c), the Company continues to take the position that it is not required to present the pro forma effects of the business combination with Symyx in the Form 8-K.

During the Teleconferences, members of the Staff indicated that, while the Staff disagrees with the Company’s position, there is no Commission guidance that contradicts the Company’s proposed application of Rule 11-01(c) in this situation. While the Company is likewise unaware of any Commission guidance supporting such application, we do not believe that our reading of Rule 11-01(c) is unique. For example, we note that, in its publication entitled SEC Reporting for Business Combinations and Related Topics: A Roadmap to Applying SEC Regulation S-X to the Acquisition of a Business,1 Deloitte & Touche LLP presents a situation that is substantially identical to the Company’s before reaching the conclusion that: “In the absence of significant events, updated interim financial information of [the acquired company] would not be required in the Form 8-K. Since the separate financial statements of [the acquired company] are not required, pro forma financial information for the business combination is not required.”2

For these reasons, we respectfully request that the Staff reconsider its position with respect to the necessity of the Company’s including the pro forma effects of the business combination with Symyx in an amendment to the Form 8-K. However, in the event that the Staff continues to maintain that the Company is required to provide such pro forma effects, we further respectfully request that the Staff grant the Company a period of 45 calendar days from the date of the Staff’s response to such effect for the Company to prepare and file an amendment to the Form 8-K containing: (i) an unaudited pro forma condensed combined balance sheet as of March 31, 2010 combining the historical consolidated balance sheets of each of the Company and Symyx as of March 31, 2010; and (ii) an unaudited pro forma condensed combined statement of operations for the fiscal year ended March 31, 2010 combining the historical consolidated statement of operations of the Company for the fiscal year ended March 31, 2010 and the historical consolidated statement of operations of Symyx for the fiscal year ended December 31, 2009.

* * * * * * * * * *

With the response provided above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

[1]	Available at: http://www.deloitte.com/assets/Dcom-UnitedStates/Local%20Assets/Documents/AERS/us_assur_SEC_Roadmap.pdf
[2]	Please refer to “Example 1” on page 131.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Form 8-K as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form 8-K or this response letter to the undersigned at (858) 799-5200.

Sincerely,

/s/ Michael A. Piraino
Michael A. Piraino
for ACCELRYS, INC.